Exhibit 11.0

COMPUTATION OF PER SHARE EARNINGS

	Three Months Ended March 31,
	2005	2004
Net Income	$634,801	$482,711

Average Shares Outstanding	1,866,991	1,835,953

Basic Earnings Per Share	$0.34	$0.26

Net Income	$634,801	$482,711

Average Shares Outstanding	1,866,991	1,835,953
Net Effect of Dilutive Stock Options	64,641	84,526

Adjusted Shares Outstanding	1,931,632	1,920,479

Diluted Earnings Per Share	$0.33	$0.25